Exhibit 99.1

Ardagh Metal Packaging S.A. – Second Quarter 2023 Results

Ardagh Metal Packaging S.A. (NYSE: AMBP) today announced results for the second quarter ended June 30, 2023.

	Three months ended
	June 30, 2023	June 30, 2022	Change	Constant Currency

	($'m except per share data)
Revenue	1,255	1,303	(4%)	(4%)
(Loss)/profit for the period	(10)	100
Adjusted EBITDA (1)	151	181	(17%)	(17%)
(Loss)/earnings per share	(0.03)	0.17
Adjusted earnings per share (1)	0.04	0.11
Dividend per ordinary share	0.10	0.10

Oliver Graham, CEO of Ardagh Metal Packaging, said:

“We experienced a challenging quarter against a global backdrop of sustained inflationary and household financial pressures, impacting on consumer demand. This was particularly the case in Brazil, where we expect market pressures to persist in the near-term. Our performance in Europe proved resilient, supported by improved input cost recovery, and was modestly ahead of expectations. In North America we recorded strong shipment growth and forward momentum, driven by the ramp-up of our contracted new capacity. However, our North America profitability was negatively impacted by action to right-size our inventory position that helped underpin a strong cashflow performance. We continue to prudently manage our capacity ahead of a demand recovery and look forward to strong second half 2023 earnings growth resumption. With our growth investment program completing in 2023, we are strongly positioned to capture future growth and to demonstrate the long-term earnings power and cash-generation of our business”.

●	Global beverage can shipments grew by 5% in the quarter, driven by growth of 8% in the Americas and 2% in Europe. North America grew by 18%, as new contracted volumes came onstream, more than offsetting weaker than expected shipments in Brazil.
●	Adjusted EBITDA of $151 million for the quarter represented a 17% decrease on the same quarter last year.
●	In the Americas, Adjusted EBITDA declined by 28% to $87 million, despite higher shipments in the region, due to higher operating costs, a temporarily less favorable mix of cans/ends, weaker Brazil shipments as well as managed inventory reduction in North America. We continue to expect a gradual recovery in demand and, having largely completed our investment program, continue to focus on opportunities to enhance our network efficiency.
●	In Europe Adjusted EBITDA increased by 5% to $64 million as the contribution from increased shipments and good progress on cost pass-throughs more than offset higher costs. Network cost structure and efficiency to be improved through the planned closure of remaining steel lines in Germany later this year.
●	Ongoing curtailment action to balance network capacity ahead of a recovery in demand conditions.
●	Total liquidity of $519 million at June 30, 2023 reflecting initiatives which yielded a working capital inflow of $171m for the quarter (Q2 2022: $70 million outflow). Full year 2023 working capital net inflow guidance raised to $150 million.
●	Reiterate expectation for positive Adjusted Free Cash Flow generation in 2023, supported by a sharp reduction in growth capex cashflow to below $0.3bn in 2023 (2022: $0.5bn), with a further reduction to c. $0.1bn in 2024 and beyond.
●	Regular quarterly ordinary dividend of 10c announced, in line with guidance for an annual dividend of 40c per share.
●	Progress on sustainability initiatives, including certification by the Aluminium Stewardship Institute (ASI) of the Manaus facility and the regional central office in Sao Paulo in Brazil, as well as the publication of the second Green Bond report, highlighting the bond’s contribution to eligible green projects.
●	2023 outlook: shipment growth of mid-single digits and full year 2023 Adjusted EBITDA of $630-640 million. Third quarter Adjusted EBITDA expected to be between $170-175 million (Q3 2022: $140 million reported; $143 million at constant currency).

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Financial Performance Review

Bridge of 2022 to 2023 Revenue and Adjusted EBITDA

Three months ended June 30, 2023

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2022	533	770	1,303
Organic	21	(69)	(48)
FX translation	1	(1)	—
Revenue 2023	555	700	1,255

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2022	61	120	181
Organic	3	(33)	(30)
FX translation	—	—	—
Adjusted EBITDA 2023	64	87	151

2023 margin %	11.5%	12.4%	12.0%
2022 margin %	11.4%	15.6%	13.9%

Six months ended June 30, 2023

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2022	1,032	1,408	2,440
Organic	38	(62)	(24)
FX translation	(29)	(1)	(30)
Revenue 2023	1,041	1,345	2,386

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2022	117	209	326
Organic	(1)	(41)	(42)
FX translation	(3)	—	(3)
Adjusted EBITDA 2023	113	168	281

2023 margin %	10.9%	12.5%	11.8%
2022 margin %	11.3%	14.8%	13.4%

2

Group Performance

Group

Revenue decreased by $48 million, or 4%, to $1,255 million in the three months ended June 30, 2023, compared with $1,303 million in the same period last year, on both a reported and constant currency basis. The decrease in revenue was primarily driven by the pass through to customers of lower input costs and unfavorable volume/mix effects (lower ends volume).

Adjusted EBITDA decreased by $30 million, or 17%, to $151 million in the three months ended June 30, 2023, compared with $181 million in the same period last year, on both a reported and constant currency basis. The decrease in Adjusted EBITDA was principally due to higher operating costs and input costs headwinds, partly offset by positive volume/mix effects.

Americas

Revenue decreased by $70 million, or 9%, on both a reported and constant currency basis, to $700 million in the three months ended June 30, 2023, compared with $770 million in the three months ended June 30, 2022. The decrease in revenue principally reflected the pass through of lower input costs and unfavorable volume/mix impacts (lower ends volume).

Adjusted EBITDA decreased by $33 million, or 28%, on both a reported and constant currency basis, to $87 million in the three months ended June 30, 2023, compared with $120 million in the three months ended June 30, 2022. The decrease was primarily driven by higher operating costs, input cost headwinds and unfavorable volume/mix effects (lower ends volume).

Europe

Revenue increased by $22 million, or 4%, on both a reported and constant currency basis, to $555 million in the three months ended June 30, 2023, compared with $533 million in the three months ended June 30, 2022. The increase in revenue was principally due to the pass through of higher input costs and favorable volume/mix effects.

Adjusted EBITDA increased by $3 million, or 5%, on both a reported and constant currency basis, to $64 million in the three months ended June 30, 2023, compared with $61 million in the three months ended June 30, 2022. The increase in Adjusted EBITDA was principally due to favorable volume/mix effects, partly offset by input cost headwinds and higher operating costs.

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Earnings Webcast and Conference Call Details

Ardagh Metal Packaging S.A. (NYSE: AMBP) will hold its second quarter 2023 earnings webcast and conference call for investors at 9.00 a.m. EDT (2.00 p.m. BST) on July 27, 2023. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.webcasts.com/starthere.jsp?ei=1623232&tp_key=6552d04b96

Conference call dial in:

United States/Canada: +1 800 289 0438
International: +44 330 165 4027
Participant pin code: 7626398

An investor earnings presentation to accompany this release is available at https://www.ardaghmetalpackaging.com/investors

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of infinitely recyclable, sustainable, metal beverage cans and ends to brand owners. A subsidiary of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 24 production facilities in nine countries, employing more than 6,300 employees and had sales of $4.7 billion in 2022.

For more information, visit https://www.ardaghmetalpackaging.com/investors

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts and are inherently subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this release. Certain factors that could cause actual events to differ materially from those discussed in any forward-looking statements include the risk factors described in Ardagh Metal Packaging S.A.’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by Ardagh Metal Packaging S.A. with the SEC. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking information presented herein is made only as of the date of this release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise. This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is Stephen Lyons, Investor Relations Director.

Non-IFRS Financial Measures

This release may contain certain financial measures such as Adjusted EBITDA, Adjusted operating cash flow, Adjusted free cash flow, net debt and ratios relating thereto that are not calculated in accordance with IFRS. Non-IFRS financial measures may be considered in addition to IFRS financial information, but should not be used as substitutes for the corresponding IFRS measures. The non-IFRS financial measures used by Ardagh Metal Packaging S.A. may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: stephen.lyons@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +353 1 498 0300 / +353 87 2269345
Email: pwalsh@murraygroup.ie

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Unaudited Consolidated Condensed Income Statement for the three months ended June 30, 2023 and 2022

	Three months ended June 30, 2023			Three months ended June 30, 2022
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,255	—	1,255	1,303	—	1,303
Cost of sales	(1,109)	(37)	(1,146)	(1,123)	(16)	(1,139)
Gross profit	146	(37)	109	180	(16)	164
Sales, general and administration expenses	(60)	(3)	(63)	(53)	(4)	(57)
Intangible amortization	(35)	—	(35)	(35)	—	(35)
Operating profit	51	(40)	11	92	(20)	72
Net finance (expense)/income	(49)	26	(23)	(34)	74	40
(Loss)/profit before tax	2	(14)	(12)	58	54	112
Income tax credit/(charge)	—	2	2	(16)	4	(12)
(Loss)/profit for the period	2	(12)	(10)	42	58	100

(Loss)/earnings per share			(0.03)			0.17

5

Unaudited Consolidated Condensed Income Statement for the six months ended June 30, 2023 and 2022

	Six months ended June 30, 2023			Six months ended June 30, 2022
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	2,386	—	2,386	2,440	—	2,440
Cost of sales	(2,117)	(47)	(2,164)	(2,109)	(30)	(2,139)
Gross profit	269	(47)	222	331	(30)	301
Sales, general and administration expenses	(116)	(12)	(128)	(109)	(8)	(117)
Intangible amortization	(70)	—	(70)	(71)	—	(71)
Operating profit	83	(59)	24	151	(38)	113
Net finance (expense)/income	(99)	53	(46)	(62)	125	63
(Loss)/profit before tax	(16)	(6)	(22)	89	87	176
Income tax credit/(charge)	5	6	11	(25)	6	(19)
(Loss)/profit for the period	(11)	—	(11)	64	93	157

(Loss)/earnings per share			(0.04)			0.26

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Unaudited Consolidated Condensed Statement of Financial Position

	At June 30, 2023	At December 31, 2022
	$'m	$'m
Non-current assets
Intangible assets	1,431	1,473
Property, plant and equipment	2,575	2,390
Other non-current assets	101	94
	4,107	3,957
Current assets
Inventories	570	567
Trade and other receivables	587	509
Contract assets	270	239
Derivative financial instruments	19	38
Cash, cash equivalents and restricted cash	182	555
	1,628	1,908
TOTAL ASSETS	5,735	5,865

TOTAL EQUITY	277	455

Non-current liabilities
Borrowings including lease obligations	3,611	3,524
Other non-current liabilities*	385	422
	3,996	3,946
Current liabilities
Borrowings including lease obligations	140	68
Payables and other current liabilities	1,322	1,396
	1,462	1,464
TOTAL LIABILITIES	5,458	5,410
TOTAL EQUITY and LIABILITIES	5,735	5,865

* Other non-current liabilities include liabilities for earnout shares of $27 million at June 30, 2023 (December 2022: $76 million) and warrants of $2 million at June 30, 2023 (December 2022: $7 million).

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Unaudited Consolidated Condensed Statement of Cash Flows

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$'m	$'m	$'m	$'m
Cash flows from/(used in) operating activities
Cash generated from/(used in) operations (2)	302	91	74	(103)
Net interest paid	(74)	(48)	(82)	(51)
Settlement of foreign currency derivative financial instruments	1	20	(11)	30
Income tax paid	(6)	(8)	(15)	(15)
Cash flows from/(used in) operating activities	223	55	(34)	(139)

Cash flows used in investing activities
Capital expenditure	(96)	(169)	(222)	(286)
Cash flows used in investing activities	(96)	(169)	(222)	(286)

Cash flows (used in)/received from financing activities
Changes in borrowings	24	495	58	591
Deferred debt issue costs paid	(1)	(4)	(2)	(6)
Lease payments	(22)	(13)	(38)	(26)
Dividends paid	(65)	(121)	(131)	(121)
Treasury shares purchased	—	(3)	—	(3)
Other financing activities	—	(1)	—	(1)
Cash flows (used in)/received from financing activities	(64)	353	(113)	434

Net increase/(decrease) in cash, cash equivalents and restricted cash	63	239	(369)	9

Cash, cash equivalents and restricted cash at beginning of period	124	225	555	463
Foreign exchange losses on cash, cash equivalents and restricted cash	(5)	(28)	(4)	(36)
Cash, cash equivalents and restricted cash at end of period	182	436	182	436

Financial assets and liabilities

At June 30, 2023, the Group’s net debt and available liquidity was as follows:

	Drawn amount	Available liquidity
	$'m	$'m
Senior Secured Green and Senior Green Notes	3,282	—
Global Asset Based Loan Facility	70	337
Lease obligations	392	—
Other borrowings	40	—
Total borrowings / undrawn facilities	3,784	337
Deferred debt issue costs	(33)	—
Net borrowings / undrawn facilities	3,751	337
Cash, cash equivalents and restricted cash	(182)	182
Derivative financial instruments used to hedge foreign currency and interest rate risk	12	—
Net debt / available liquidity	3,581	519

8

Reconciliation of (loss)/profit for the period to Adjusted profit

	Three months ended June 30,
	2023	2022
	$'m	$'m
(Loss)/profit for the period as presented in the income statement	(10)	100
Less: Dividend on preferred shares	(6)	—
(Loss)/profit for the period used in calculating earnings per share	(16)	100
Exceptional items, net of tax	12	(58)
Intangible amortization, net of tax	27	27
Adjusted profit for the period	23	69

Weighted average number of ordinary shares	597.6	603.3

(Loss)/earnings per share	(0.03)	0.17

Adjusted earnings per share	0.04	0.11

Reconciliation of (loss)/profit for the period to Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$'m	$'m	$'m	$'m
(Loss)/profit for the period	(10)	100	(11)	157
Income tax (credit)/charge	(2)	12	(11)	19
Net finance expense/(income)	23	(40)	46	(63)
Depreciation and amortization	100	89	198	175
Exceptional operating items	40	20	59	38
Adjusted EBITDA	151	181	281	326

Reconciliation of Adjusted EBITDA to Adjusted operating cash flow and Adjusted free cash flow

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$'m	$'m	$'m	$'m
Adjusted EBITDA	151	181	281	326
Movement in working capital	171	(70)	(175)	(395)
Maintenance capital expenditure	(26)	(29)	(62)	(49)
Lease payments	(22)	(13)	(38)	(26)
Adjusted operating cash flow	274	69	6	(144)
Net interest paid	(74)	(48)	(82)	(51)
Settlement of foreign currency derivative financial instruments	1	20	(11)	30
Income tax paid	(6)	(8)	(15)	(15)
Adjusted free cash flow - pre Growth Investment capital expenditure	195	33	(102)	(180)
Growth investment capital expenditure	(70)	(140)	(160)	(237)
Adjusted free cash flow - post Growth Investment capital expenditure	125	(107)	(262)	(417)

9

Related Footnotes

(1) For a reconciliation to the most comparable IFRS measures, see Page 9.

(2) Cash from/used in operations for the three and six months ended June 30, 2023 is derived from the aggregate of Adjusted EBITDA as presented on Page 9 less working capital inflows of $171 million (six months: outflows of $175 million) and other exceptional cash outflows of $20 million (six months: $32 million). Cash from operations for the three and six months ended June 30, 2022 is derived from the aggregate of Adjusted EBITDA as presented on Page 9, working capital outflows of $70 million (six months: $395 million) and other exceptional cash outflows of $20 million (six months: $34 million).

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